UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number O-30918

Tele2 AB
(Exact name of registrant as specified in its charter)
Skeppsbron 18 Box 2094 S-103 13 Stockholm, Sweden

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one Series A Share (nominal value SEK 5 each)

American Depositary Shares, each representing one Series B Share (nominal value SEK 5 each)

(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	SERIES A: 19 SERIES B:274

Pursuant to the requirements of the Securities Exchange Act of 1934, Tele2 AB has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 28, 2006	By:	/s/ Lars-Johan Jarnheimer
Lars John Jarnheimer, CEO & President

	By:	/s/ Hakan Zadler
Hakan Zadler, CFO